UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

______________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

FACEBANK GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

143764108
(CUSIP Number)

April 1, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 143764108

1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,982,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,455,772* (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,455,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%* (See Item 4)
12.	TYPE OF REPORTING PERSON CO

* As of April 1, 2020 based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. The amounts reported in this Schedule 13G represent 3,727,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020. The amount of both classes of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 143764108

1.	NAMES OF REPORTING PERSONS Comcast Bidco Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,982,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,455,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,455,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

* As of April 1, 2020 based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. The amounts reported in this Schedule 13G represent 3,727,886 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020. The amount of both classes of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 143764108

1.	NAMES OF REPORTING PERSONS Comcast Bidco Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,982,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,455,772* (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,455,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

* As of April 1, 2020 based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. The amounts reported in this Schedule 13G represent 3,727,886 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020. The amount of both classes of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 143764108

1.	NAMES OF REPORTING PERSONS Sky Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,982,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,455,772* (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,455,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

* As of April 1, 2020 based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. The amounts reported in this Schedule 13G represent 3,727,886 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020. The amount of both classes of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 143764108

1.	NAMES OF REPORTING PERSONS Sky UK Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,982,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,455,772* (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,455,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

* As of April 1, 2020 based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. The amounts reported in this Schedule 13G represent 3,727,886 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020. The amount of both classes of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

CUSIP No. 143764108

1.	NAMES OF REPORTING PERSONS Sky Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,982,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,455,772* (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,455,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

* As of April 1, 2020 based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. The amounts reported in this Schedule 13G represent 3,727,886 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020. The amount of both classes of shares outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger.

Item 1(a).	Name of Issuer:

FaceBank Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1115 Broadway, 12th Floor, New York, New York, 10010

Item 2(a).	Name of Reporting Persons:

(a)	Comcast Corporation

(b)	Comcast Bidco Holdings Limited

(c)	Comcast Bidco Limited

(d)	Sky Limited

(e)	Sky UK Limited

(f)	Sky Ventures Limited

Sky Ventures Limited is the direct holder of the shares of Preferred Stock included in this Schedule 13G. Sky Ventures Limited is a wholly owned subsidiary of Sky UK Limited, which is a wholly owned subsidiary of Sky Limited, which is a wholly owned subsidiary of Comcast Bidco Limited, which is a wholly owned subsidiary of Comcast Bidco Holdings Limited, which is a wholly owned subsidiary of Comcast Corporation.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(a)	Comcast Corporation: One Comcast Center, Philadelphia, Pennsylvania 19103-2838

(b)	Comcast Bidco Holdings Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(c)	Comcast Bidco Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(d)	Sky Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(e)	Sky UK Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(f)	Sky Ventures Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

Item 2(c).	Citizenship:

(a)	Comcast Corporation: Pennsylvania

(b)	Comcast Bidco Holdings Limited: England & Wales

(c)	Comcast Bidco Limited: England & Wales

(d)	Sky Limited: England & Wales

(e)	Sky UK Limited: England & Wales

(f)	Sky Ventures Limited: England & Wales

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

143764108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

7,455,772 shares of common stock of the Issuer are being reported as beneficially owned by the Reporting Persons as of April 1, 2020 because the Reporting Persons are deemed to beneficially own such shares as a result of their direct ownership of 3,727,886 shares of Preferred Stock, which are entitled to 0.8 votes per share (2,982,309 votes) and convertible into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party.

Based on 34,449,977 shares of common stock of the Issuer that were outstanding following the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. and assuming the Reporting Persons converted all of 3,727,886 shares of Preferred Stock into 7,455,772 shares of common stock in connection with a bona fide transfer to a third party and no other holders of shares of Preferred Stock have elected to convert, the 7,455,772 shares of the Issuer’s common stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 17.8% of the outstanding common stock of the Issuer.

However, the Reporting Persons’ 3,727,886 shares of Preferred Stock represent 7.5% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of April 1, 2020 based on information provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020

COMCAST CORPORATION

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Senior Executive Vice President, General Counsel and Secretary

COMCAST BIDCO HOLDINGS LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

COMCAST BIDCO LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

SKY LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

SKY UK LIMITED

By:	/s/ Robert Eatroff
	Name:	Robert Eatroff
	Title:	Authorized Attorney

SKY VENTURES LIMITED

By:	/s/ Robert Eatroff
	Name:	Robert Eatroff
	Title:	Authorized Attorney

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: April 10, 2020

COMCAST CORPORATION

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Senior Executive Vice President, General Counsel and Secretary

COMCAST BIDCO HOLDINGS LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

COMCAST BIDCO LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

SKY LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

SKY UK LIMITED

By:	/s/ Robert Eatroff
	Name:	Robert Eatroff
	Title:	Authorized Attorney

SKY VENTURES LIMITED

By:	/s/ Robert Eatroff
	Name:	Robert Eatroff
	Title:	Authorized Attorney